UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-42098

JIADE LIMITED

Unit 2-02, Puningdun Business Plaza, No. 1702 and 1706 Minjiang Road
Jinjiang District, Chengdu City, Sichuan Province
The People’s Republic of China, 610000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

JIADE LIMITED Regains Compliance with Nasdaq Minimum Bid Price Requirement

On November 7, 2024, JIADE LIMITED (the “Company”) announced that it received a written notification (the “Notification Letter”) from the Nasdaq Stock Market, LLC (“Nasdaq”) informing the Company that it has regained compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

The Notification Letter confirmed that the Company’s ordinary shares on Nasdaq had traded above $1.00 per share for 10 consecutive business days from October 17, 2024 to October 30, 2024 and that the Company has regained compliance with the Minimum Bid Price Requirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIADE LIMITED

Date: November 7, 2024	By:	/s/ Yuan Li
	Name:	Yuan Li
	Title:	Chief Executive Officer

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